YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

2023 Annual General Meeting
October 31, 2023,
10:00 a.m., local time

This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this ☒

1. RESOLVED, as an ordinary resolution, that Messrs. Zhihong Tan and Jia Lu each be appointed as a Class I Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2026 Annual General Meeting and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

	FOR all the Nominees	WITHHOLD Authority For All Nominess	FOR ALL EXCEPT (see instructions)
1. Messrs. Zhihong Tan 2. Jia Lu	☐	☐	☐

Instructions: to withhold authority for any individual nominee, mark "FOR ALL EXCEPT" and strike a line through that nominee's name in the list above)

2. RESOLVED, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows:

   From US$20,200 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

   To US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

   By the consolidation of 200,000,000 ordinary shares of a par value of US$0.0001 each into 20,000,000 ordinary shares of a par value of US$0.001 each.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

3. RESOLVED, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows:

   From US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

   To US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

   By the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

4. RESOLVED, as a special resolution, that the name of the Company is changed from "Glory Star New Media Group Holdings Limited" to "Cheer Holding, Inc.".

   FOR ☐ AGAINST ☐ ABSTAIN ☐

5. RESOLVED, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2023, be approved and ratified.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment or postponement thereof.

CONTROL NUMBER

☐

Signature________________________________ Signature, if held jointly__________________________________ Date__________, 2023

When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

PROXY CARD FOR 2023 ANNUAL GENERAL MEETING
(This Proxy Is Being Solicited by the Board of Directors)
October 31, 2023

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of **GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED** hereby nominates, constitutes and appoints Bing Zhang and Jia Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2023 Annual General Meeting of said Company to be held at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Tuesday, October 31, 2023, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4 AND 5.

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Please date, sign and mail your proxy in the envelope provided as soon as possible.

(Continued and to be marked, dated and signed, on the other side)